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March 29, 2017

Via E-MAIL AND EDGAR

Valerie Lithotomos
Jason P. Fox
Division of Investment Management, Chief Accountant’s Office
Securities and Exchange Commission 100 F Street, N.E.
Washington, DC 20549

Re:
Shelton International Select Equity Fund (Acquiring Fund), a series of SCM Trust (File No. 333-176060), with respect to its proposed reorganization with Shelton International Select Equity Fund (Acquired Fund), a series of FundVantage Trust (File No. 333-214180)

Dear Ms. Lithotomos and Mr. Fox:

This letter responds to a comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with Shelton Capital Management regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by Shelton International Select Equity Fund (the “Acquiring Fund”), a series of SCM Trust (the “Registrant”), of all of the assets of Shelton International Select Equity Fund, a series of FundVantage Trust (the “Acquired Fund”) in exchange for the assumption of all of the liabilities of the Acquired Fund and shares of the Acquired Fund (the “Reorganization”).

The substance of the Staff’s comment was that the Registrant provide a performance survivor analysis (NAST analysis) for the Reorganization. On behalf of the Registrant please see the response below. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Response: The following is an analysis regarding the performance survivor in connection with the Reorganization. The analysis is based on the guidance of the Staff set forth in North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (the “NAST Letter”), relating to performance survivors. In the NAST Letter, the Staff confirmed that, generally, the survivor of a business combination for accounting purposes, i.e., the fund whose financial statements are carried forward, will be the fund whose historical performance may be used by a new or surviving fund. In determining whether a surviving fund may use the historical performance of one of several predecessor funds, the Staff stated in the NAST Letter that funds should compare the attributes of the surviving fund and the predecessor funds to determine which predecessor fund the surviving fund most closely resembles. The Staff in the NAST Letter listed five factors that should be relied upon when making such determination, as follows with analysis:

1. Portfolio Management: One of the primary factors in determining the performance survivor is the surviving management structure. The key point in this analysis is the disconnect of the historic track record of the Acquired Fund from its current management, due to the change in management process resulting from the changeover from a longtime individual manager to a new team with a completely different investment process (the “Manager Transition Event”).

Both funds are currently advised by Shelton Capital Management (“Shelton Capital”), and both are managed by the same portfolio managers, Matthias Knerr and Andrew Manton.1 However, Shelton Capital has been managing the Acquired Fund only since July 18, 2016 pursuant to an interim investment advisory agreement, and Messrs. Knerr and Manton have only been managing the Acquired Fund since February 16, 2016 (first as employees of WHV Investments, Inc. (“WHV”), the predecessor investment adviser to the Acquired Fund, and since July 18, 2017 as employees of Shelton Capital). Messrs. Knerr and Manton are expected to continue as the portfolio managers of the Acquiring fund following the Reorganization. We believe that, due to the nature of the interim period in which management changed, performance of the period prior to the Management Transition Event is not relevant for the Acquiring Fund and its shareholders.

Prior to February 16, 2016, the Acquired Fund was managed by Richard Hirayama, who led using a top-down investment process very different from that used since. As WHV stated in a press release about Hirayama’s retirement dated January 14, 2016: “For the past 47 years, Richard Hirayama has developed and consistently applied his unique approach to global investing. He has managed the WHV International Equity . . . strategies at WHV in such a manner for more than 20 years.”

The performance record of the Acquired Fund – attributable to Hirayama for all but the last year – is not reflective of the investment process in place since February 16, 2016. As discussed in a letter to shareholders dated April 30th, 2016, the new WHV team including Messrs. Knerr and Manton changed the investment process to a “…bottom-up, fundamental stock selection” with a central theme of the life cycle of a company. This team, then referred to as the Rivington Team, had a decade of experience and a separate track record which reflected their work.

That change in February of 2016 was the Manager Transition Event that took the Acquired Fund towards a completely different investment process and approach. Evidence of the significance of the change can be seen in: 1) the large reduction in Fund assets as shareholders reacted to the Manager Transition Event, among other factors; and 2) the portfolio repositioning into different investments. Total Fund net assets fell from approximately $401,193,000 as of April 30, 2015 to approximately $45,876,000 by October 31, 2016. The portfolio turned over more than 99% of its positions by within the first three trading days of the Manager Transition Event in February of 2016, reflecting a complete reorientation and repositioning consistent with a changed investment process focusing on bottom-up, fundamental stock selection.

[1]	The portfolio management team also previously included Chris LaJaunie, who resigned from Shelton Capital January 20, 2017.

This factor favors selecting the Acquiring Fund as the performance survivor given the disconnect between the Acquired Fund’s portfolio management process for most of its history and that which will be used following the Reorganization as a result of the Manager Transition Event. In other words, beginning a new track record upon completion of the Reorganization is a preferable result to continued reference to a disconnected and inapt performance record in future disclosures to current and prospective shareholders.

2. Portfolio Composition: The Acquiring Fund is a newly organized fund without assets and liabilities that has been created for the purpose of acquiring the assets and liabilities of the Acquired Fund. This factor is neutral in determining the identity of the performance survivor. However, as noted above, only approximately 6% of the portfolio positions from the previous management carried over following the Management Transition Event.

3. Investment Objectives, Policies and Restrictions: The investment objectives of the funds are identical, as are the principal investment strategies and fundamental investment restrictions. This factor is neutral in determining the identity of the performance survivor.

4. Expense Structure: The expense structure and service providers following the Reorganization will be that of the Acquiring Fund, and this factor therefore favors the Acquiring Fund as the performance survivor.

5. Asset Sizes: As of October 31, 2016, the Acquired Fund had net assets of approximately $45,876,000, while the Acquiring Fund has no assets as a new fund. This factor therefore favors the Acquired Fund as the performance survivor.

Additional Factor

Although related to the Portfolio Management factor, a distinct consideration is the detrimental and potentially misleading effect on current shareholders of continued use of an irrelevant performance track record in marketing and seeking to grow the Acquiring Fund.

Conclusion
The Acquiring Fund will be the legal survivor in the Reorganization. The Registrant believes that the Acquiring Fund is also the appropriate performance survivor in the Reorganization. The expense structure after the Reorganization will be that of the Acquiring Fund. While the Acquired Fund is larger than the Acquiring Fund by definition given this is a reorganization into a new shell fund, the Registrant does not believe that factor alone is enough to lead to a conclusion that the Acquired Fund should be the performance survivor given the disconnect between the performance of the Acquired Fund for most of its history and portfolio management process that will be used following the Reorganization.

For these reasons, the Registrant believes that current and future shareholders of the Acquiring Fund should and will consider a new performance history – that of the Acquiring Fund commencing upon the Reorganization – more relevant to their investment decisions than that of the Acquired Fund, and therefore believes that the Acquiring Fund should be the performance survivor in the Reorganization.

Should you have any questions concerning the above, please call the undersigned at (303) 228-8983.

Sincerely,

/s/ Gregory T. Pusch

General Counsel & CCO

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